EXHIBIT 99.1

Brookfield Asset Management Notice of 2019 Year End Results Conference Call and Webcast

Date:   Thursday, February 13, 2020
Time:   11:00 a.m. (Eastern Time)

BROOKFIELD, NEWS, Jan. 17, 2020 (GLOBE NEWSWIRE) -- You are invited to participate in Brookfield Asset Management’s 2019 Year End Results Conference Call & Webcast on Thursday, February 13, 2020 at 11:00 a.m. (Eastern Time) to discuss with members of senior management our results and current business initiatives.

These results will be released on February 13th before 7:00 a.m. (Eastern Time) and will be available following the release on our website at https://bam.brookfield.com/ “Press Releases.” The Conference Call will also be Webcast live on our website, where it will be archived for future reference.

To participate in the Conference Call, please dial 1-866-688-9425 toll free in North America, or for overseas calls please dial 1-409-216-0815 (Conference ID: 8681089) at approximately 10:50 a.m. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/go/bam-2019year-end. For those unable to participate in the Conference Call, the telephone replay will be archived and available until February 20, 2020. To access this rebroadcast, please call 1-855-859-2056 or -1-404-537-3406 (Conference ID: 8681089).

Brookfield Asset Management
Brookfield Asset Management is a leading global alternative asset manager with over US$500 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth.

Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively. For more information, please visit www.brookfield.com.

Communications & Media Claire Holland Vice President, Branding & Communications Tel: (416) 369-8236 Email: Claire.holland@brookfield.com	Investor Relations: Linda Northwood Director, Investor Relations Tel: (416) 359-8647 Email: Linda.northwood@brookfield.com